EXHIBIT 99.1

NEWS RELEASE

February 6, 2025

AVINO PROVIDES 2025 OUTLOOK AND HIGHLIGHTS 2024 ACHIEVEMENTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, is pleased to share the outlook for 2025 alongside a summary of its key achievements in 2024.

“Strong operating results from the Avino Mine, coupled with a record-breaking financial performance in the fourth quarter, have set the stage for 2025 to be another successful year for Avino,” stated David Wolfin, President and CEO. “Many major milestones for our company were achieved for 2024 including the release of the Pre-Feasibility Study for the Oxide Tailings Project, which demonstrated positive economic results that continue to improve with the current metal prices. We secured a long-term land-use agreement with the local community early in 2024 at La Preciosa which led to the completion of surface works, and construction of outbuildings, and hauling and processing the surface stockpiles at our Avino Mill. Equipment required for the development of the underground ramp was secured. The year ended with the receipt of all required permits and the commencement of development. As we begin 2025, we are thrilled to continue delivering on our growth plan by bringing La Preciosa into production! We aim to leverage what we see as an undervalued silver market, positioned for robust growth driven by increasing demand.”

2025 OUTLOOK

Production

For 2025, the Company plans to process approximately 700,000 to 750,000 tonnes of material through the mill, sourced from both the Avino Mine and La Preciosa. During the first half of the year, material will primarily come from the Avino Mine, with processing of material from La Preciosa expected to arrive at the mill in the second half of the year.

Based on current metal prices, the Company anticipates producing between 2.5 million and 2.8 million silver equivalent ounces.

Balance Sheet Update

Avino had approximately $26 million in cash at the end of 2024 and remains debt-free, excluding operating equipment leases, demonstrating significant cash flow generation throughout Q4 2024. Our strong balance sheet and working capital will provide the foundation to support our transformational growth plan.

Capital Budget:

Mexican Operations
Growth Capital	US$M	$6 – 8
Exploration & Evaluation	US$M	$1 – 2
Sustaining Capital & Mine Development	US$M	$6 – 8
Total Capital Budget	US$M	$13 - 18

February 6, 2025 - Avino Silver & Gold Mines Ltd

Avino Provides 2025 Outlook and Highlights 2024 Achievements

Growth Capital

The Company’s budgeted growth capital for 2025 includes expenditures at the Avino Mine and at La Preciosa. As announced on January 15, 2025, Avino has started underground development work at La Preciosa after receiving all required permits.

Growth capital includes underground mining equipment, mine development and surface works, as well as deeper mine development below the bottom of the current mining operation at Avino, along with mill and processing upgrades.

Exploration & Evaluation

The Company’s exploration for 2025 will be focused on drilling the Avino Vien below the ET mine where we previously hit the highest grade hole in company history, the results were released on July 5, 2023, and can be viewed here. This vein is open along strike and at depth following the previous successful drill program. In addition, the Company has planned a drill program at the Guadalupe Vein, which is one of the many underexplored low sulphidation epithermal silver, gold, lead zinc veins on the Avino property. It has shown to be similar in thickness and orientation to the higher-grade San Gonzalo vein that has previously been in production. Finally, additional regional exploration has been budgeted for targets around both Avino and La Preciosa. Total exploration expenditures are budgeted between $1M and $2M for 2025.

Sustaining Capital & Mine Development

At Avino, budgeted sustaining capital and mine development expenditures include maintenance and replacement of existing underground mining equipment, as well as further development within the current underground mining operations.

2024 – MILESTONES & ACHIEVEMENTS

RECORD REVENUES

Avino posted record revenues in the second quarter, followed by matched third quarter revenues, driven by production increases at the Avino Mine alongside higher metal prices.

AVINO MINE

Achieved Internal Production Estimates: Silver Equivalent Production Increased 32%: The full Q4 and Full Year Production results were released on January 21, 2025 and can be viewed here. Avino produced 735,557 silver equivalent ounces in Q4 2024, representing a 32% increase from Q4 of 2023 and a 10% increase compared to the previous quarter. The increase was driven by improved gold grades and increased mill throughput.

Mill Throughput Increased 26%: The Company processed 181,733 tonnes in Q4 2024, a 26% increase compared to Q4 2023, and the highest quarter in the Company’s history.

Gold Production Increased 76%: Q4 2024 production of 2,560 gold ounces represented a 76% increase compared to Q4 2023 and was our highest quarter of gold production in 2024. Improved feed grade accounted for the majority of the increase, alongside the mill availability noted above.

Silver equivalent production increased 10%: Avino produced 2,652,498 silver equivalent ounces in 2024, representing a 10% increase from 2023. This was despite an unscheduled production stoppage in June following the breakdown of our primary crusher. The mill crew did an excellent job in finding solutions to limit down time. Without this stoppage, production is estimated to have been closer to 2.8 million silver equivalent ounces, the upper end of our guidance range. The positive movement was primarily due to improved copper and silver grades, improved copper recoveries, and higher mill feed compared to 2023. Full year production results were within our production estimate of 2.5 to 2.8 million silver equivalent ounces, even after adjusting for changes in metal prices throughout 2024. Silver equivalent production for the year would have been 2.73 million silver equivalent ounces using original budget metal prices, at the upper end of our production estimate range.

February 6, 2025 - Avino Silver & Gold Mines Ltd

Avino Provides 2025 Outlook and Highlights 2024 Achievements

Health and Safety Performance Improvements: The Company achieved a reduction in Lost Time Incident Frequency Rate (“LTIFR”) of 32% for 2024 to 3.39 per 1,000,000 hours worked, while seeing an increase in hours worked by 47% at the Avino operations. Reportable lost time incident frequency rate also decreased to 0.07, down over 90% from 2023.

LA PRECIOSA

Avino reached a significant milestone by signing a long-term use agreement with a local community for the development of La Preciosa, which served as a catalyst for further progress. Following this agreement, the company completed the haulage of old surface stockpiles to the Avino mill for processing, finalized development plans, and completed surface works in preparation for commencement. Additionally, the construction of office and outbuildings was completed, and critical stability reinforcements were made at the mine entrance and previously developed underground areas.

OXIDE TAILINGS PROJECT

Pre-Feasibility Study: The Company completed its comprehensive Pre-Feasibility Study, which was finalized in early 2024 (see news release dated February 5, 2024). Results demonstrate an after-tax NPV5% of $61 million and an IRR of 26%, with a $49 million initial capex and NPV to capex ratio of 1.25.

At current prices of $30.42/oz silver and $2,763/oz gold, the post tax NPV5% has doubled to $122 million, with a NPV to capex ratio of 2.49, IRR of 43% and a payback period of 2 years.

ESG INITIATIVES

For the third consecutive year, Avino has received the ESR Designation for its CSR initiatives and community support. Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (SDGs), which were developed as a call to action by all countries developed and developing in a global partnership. The SDGs serve as a blueprint to achieve a better and more sustainable future for all.

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

ADDITIONAL INFORMATION

Avino will release 2024 year-end financial results mid March 2025 and will hold a conference call to discuss the results.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

February 6, 2025 - Avino Silver & Gold Mines Ltd

Avino Provides 2025 Outlook and Highlights 2024 Achievements

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q4 2024, AgEq was calculated using metal prices of $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,976 oz Au and $3.71 lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 per oz Ag, $2,387 per oz Au and $4.15 per lb Cu. For FY 2023, AgEq was calculated using metal prices of $23.39 oz Ag, $1,976 oz Au and $3.85 lb Cu. Calculated figures may not add up due to rounding.